UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

ALLSCRIPTS—MISYS HEALTHCARE SOLUTIONS, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
01988P108
(CUSIP Number)
Thomas E. Kilroy, Esq.
Misys plc
One Kingdom Street
Paddington
London W2 6BL
United Kingdom
44 (0)20 3320 5000

A. Peter Harwich, Esq.
Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020
United States of America
(212) 610-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01988P108

1	NAME OF REPORTING PERSON MISYS PLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		79,811,511

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

79,811,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,811,511

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	01988P108

1	NAME OF REPORTING PERSON MISYS PATRIOT US HOLDINGS LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		61,308,295

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

61,308,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,308,295

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	01988P108

1	NAME OF REPORTING PERSON MISYS PATRIOT LIMITED
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,503,216

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

18,503,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,503,216

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

INTRODUCTORY STATEMENT
     This Amendment No. 4 (this “Amendment”) amends the Schedule 13D initially filed on October 20, 2008 (the “Original Filing”), as amended by Amendment No. 1 filed on February 11, 2009 (the “First Amendment”), Amendment No. 2 filed on February 26, 2010 (the “Second Amendment”) and Amendment No. 3 filed on June 10, 2010 (the “Third Amendment”), each relating to the common stock, par value $0.01, of Allscripts-Misys Healthcare Solutions, Inc. (the “Company”). Information reported in the Original Filing, as amended or superseded by information contained in the First Amendment, the Second Amendment and the Third Amendment, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.
ITEM 4. PURPOSE OF TRANSACTION
     The disclosure in Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:
     On July 26, 2010, Misys plc (“Misys”) and the Company entered into an agreement dated as of July 26, 2010 (the “Amendment Agreement”) amending the Framework Agreement dated as of June 9, 2010 by and between Misys and the Company and previously filed with the Third Amendment as Exhibit 99.10 to this report. Pursuant to the Amendment Agreement, Misys and the Company agreed to amend the Framework Agreement to reduce the minimum number of shares of the Company’s common stock that must be sold in the secondary public offering contemplated by the Framework Agreement to 25,000,000 upon approval of the Merger (as defined in the Third Amendment) by the stockholders of the Company and Eclipsys Corporation. Misys and the Company also agreed to make certain conforming changes to the form of Amended and Restated Relationship Agreement attached as an exhibit to the Framework Agreement and previously filed with the Third Amendment as Exhibit 99.11 to this report to reflect the possibility that Misys may sell fewer shares than previously contemplated in the secondary public offering.
     The foregoing description of the Amendment Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, the full text of which is filed as Exhibit 99.17 to this report and is incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
  Item 7 of the Original Filing is hereby amended to add the following:

Exhibit 99.17	Amendment dated as of July 26, 2010 to the Framework Agreement dated as of June 9, 2010 by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 27, 2010

MISYS PLC
By:	/s/ Thomas E. Kilroy
	Name:	Thomas E. Kilroy
	Title:	Executive Vice President, General Counsel and Company Secretary

MISYS PATRIOT US HOLDINGS LLC
By:	/s/ Darryl Smith
	Name:	Darryl Smith
	Title:	Authorized signatory

MISYS PATRIOT LTD.
By:	/s/ Sarah E. H. Brain
	Name:	Sarah E. H. Brain
	Title:	Authorized signatory

INDEX OF EXHIBITS

Exhibit No.	Description
99.17	Amendment dated as of July 26, 2010 to the Framework Agreement dated as of June 9, 2010 by and between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.